Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Partner FAQ: Frequently Asked Questions

Xerox Agrees to Acquire Affiliated Computer Services

The acquisition of Affiliated Computer Services (ACS) is significant news for our channel partners. We know you have questions and here are answers to some of your more frequent ones.

Why is Xerox acquiring ACS?

ACS is the world’s largest diversified business process outsourcing (BPO) firm. The acquisition of ACS will transform Xerox into the leading global enterprise for document and business process management, and will accelerate our growth in the expanding services market. By combining Xerox’s strengths in document technology with ACS’s expertise in managing and automating work processes, we are creating a new class of solution provider.

By acquiring ACS, we will triple the revenue we generate from services from $3.5 billion in 2008 to an estimated $10 billion in 2010. With total combined revenue of $22 billion, the acquisition significantly expands our business through revenue and earnings growth.

What is Business Process Outsourcing (BPO)?

Business Process Outsourcing or BPO is a form of outsourcing that involves the contracting of non-core business functions to a third-party service provider, such as Xerox or ACS. BPO is typically categorized into back-office outsourcing – which includes internal business functions such as human resources processes, finance and accounting processes, and front-office outsourcing – which includes customer-related services such as call centers.

BPO is estimated to be a $150 billion market, growing at a rate of 5 percent per year.

Do you think that the ACS acquisition changes the character of Xerox from a product provider to a service provider?

No, we’re not losing the product side. Technology, solutions and services are all critical. This expands our services business substantially, but that’s in addition to our hardware and solutions.

It seems as though ACS offers a wide range of outsourcing services that are currently provided by your solution provider partners, such as data center outsourcing and network outsourcing, among others. Is that accurate?

While ACS does participate in some areas of IT outsourcing, the majority of their business is in BPO.

ACS is the largest diversified business process outsourcer in the world. They focus on back-office activities, such as medical claims – they’re the second largest Medicare/Medicaid claims processor in the country, they do HR processing and transportation claims processing for Easy Pass.

It sounds like Xerox resellers don’t have to worry about overlap with ACS’s business.

If there’s an overlap, it’s minor. Our focus is expanding into BPO from what we already have, like our managed print services offerings.

We see very little impact on the VAR community because our relationship in supporting the channel will continue to be a key priority for us. ACS may buy some equipment from us that could be ancillary, but this deal is not about hardware, it’s about adding services.

Will Xerox draw a line in the sand regarding where ACS will play and where Xerox’s current partners will play?

ACS doesn’t sell equipment, they sell BPO, so we don’t see a reason for concern. Undoubtedly, there may be a few providers that compete in solutions, but our focus is on hardware. Xerox also doesn’t expect ACS to be a material seller of our hardware.

Do you see any opportunities for Xerox partners to resell ACS services?

It’s too early to really know if ACS offerings lend themselves to that. But as we work together, our intent is to continue to take service offerings and create hosted versions for small and midsize companies, just as we’ve done with Managed Print Services (MPS) for the channel – our desire would be to have more of that.

Why did Xerox choose ACS vs. others?

We looked for a company that would expand our overall services offerings into the larger BPO market – and ACS is the right fit for a number a number of important reasons:

•	Capabilities: ACS is one of the clear leaders in the BPO industry with best-in-class services capabilities.

•	Strong operational performance: ACS delivers tremendous financial results with unparalleled customer retention.

•	Scale: As the world’s largest diversified BPO provider, the acquisition of ACS instantly positions Xerox as a BPO leader with scale and credibility.

•	Complementary business: ACS enhances Xerox offerings through the ability to integrate the front office with the back office, creating end-to-end document outsourcing solutions.

•	Synergy potential: There is a tremendous opportunity to realize synergies in this transaction: sharing of customers, investments, cost management, revenue growth, and many others.

•	Similar cultures: Like Xerox, ACS has strong values that are closely aligned with ours.

Given the current economic environment, is this a good time to be making such a large acquisition?

It is in difficult times that strong companies look to invest in their future. By making this strategic, transformational investment, we are positioning ourselves as a much stronger business today and for the long term.

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

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